SUB-ITEM 77Q1 (D)

Copies of all constituent instruments defining the rights of the holders of any new class of securities and of any amendments to constituent instruments are referred to in the response to sub-item 77I. A copy of the fund's Statement Establishing and Fixing the Rights and Preferences of the VMTP Shares, dated as of September 12, 2012, as amended March 24, 2016, and Appendix A thereto is attached under Sub-Item 77Q1(a).